UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240-d-2(a)

BTHC VIII, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

11777M 10 9
(CUSIP Number)

Jinghua Zhao
THT Industrial Park
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China
(86) 434-3265241
copies to:
Louis A. Bevilacqua, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8158
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11777M 10 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WISETOP INTERNATIONAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,800,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,800,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,800,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.5% (2)

14	TYPE OF REPORTING PERSON

CO

(1) The shares held by Wisetop International Holdings Limited are subject to an option agreement, dated June 30, 2009, which gives 19 original founders of the Issuer's subsidiary Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd. an option to acquire an aggregate of 10,240,786 shares from Wisetop International Holdings Limited, at an exercise price of $0.702 per share.

(2) A total of 16,000,000 shares of the Issuer's common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of July 7, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 7 Pages

CUSIP No. 11777M 10 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JINGHUA ZHAO

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
AUSTRALIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,800,000 (1)(2)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
14,800,000 (1)(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,800,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.5% (3)

14	TYPE OF REPORTING PERSON

IN

(1) Represents 14,800,000 shares held by Wisetop International Holdings Limited, a British Virgin Islands company, which is beneficially owned and controlled by Ms. Zhao, its sole shareholder. Ms. Zhao expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Ms. Zhao's ownership interests in Wisetop International Holdings Limited are subject to an option agreement, dated June 30, 2009, which gives the Issuer's Chairman and CEO, Mr. Guohong Zhao, an option to acquire all of Ms. Zhao's ownership interests in Wisetop International Holdings Limited, for an exercise price of $3,246,160.

(2) The shares held by Wisetop International Holdings Limited are subject to an option agreement, dated June 30, 2009, which gives 19 original founders of the Issuer's subsidiary Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd. an option to acquire an aggregate of 10,240,786 shares from Wisetop International Holdings Limited, at an exercise price of $0.702 per share.

(3) A total of 16,000,000 shares of the Issuer's common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of July 7, 2009. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 7 Pages

CUSIP No. 11777M 10 9

Item 1. Security and Issuer.

The class of equity securities to which this statement (the "Statement") relates is the common stock, par value $0.001 per share (the "Common Stock") of BTHC VIII, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at THT Industrial Park, No.5 Nanhuan Road, Tiexi District, Siping, Jilin Province 136000, People's Republic of China.

Item 2. Identity and Background.

(a) The persons filing this Statement are Ms. Jinghua Zhao, a natural person, and Wisetop International Holdings Limited, a British Virgin Islands limited company ("Wisetop," and together with Ms. Zhao, the "Reporting Persons").

(b) The business address of Ms. Zhao is THT Industrial Park, No.5 Nanhuan Road, Tiexi District, Siping, Jilin Province 136000, People's Republic of China and Wisetop's principal office is located at THT Industrial Park, No.5 Nanhuan Road, Tiexi District, Siping, Jilin Province 136000, People's Republic of China.

(c) Ms. Zhao is an accountant and investor in Wisetop. Wisetop is a holding company and it's principal business is to hold, transact or otherwise deal in the securities of the Issuer. Wisetop is owned and controlled by Ms. Zhao.

(d)-(e) During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ms. Zhao is a citizen of Australia.

Item 3. Source and Amount of Funds or Other Consideration.

Wisetop received the securities covered by this Statement pursuant to that certain share exchange agreement, dated June 30, 2009, by and among the Issuer, Megaway International Holdings Limited, a British Virgin Islands company ("Megaway"), and Wisetop, as the sole shareholder of Megaway ("Share Exchange Agreement"). Pursuant to the Share Exchange Agreement, all of the capital stock of Megaway held by Wisetop was exchanged for 14,800,000 shares of the Common Stock of the Issuer.

Ms. Zhao is the sole shareholder of Wisetop and may be deemed to be the beneficial owner of the shares held by it. Ms. Zhao expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Issuer's Common Stock pursuant to the Share Exchange Agreement as described in Item 3 above. In connection with the Share Exchange Agreement, there were changes to the Issuer's board of directors, which were more fully described in the current report on Form 8-K filed by the Issuer on July 7, 2009 (the "Form 8-K").

Page 4 of 7 Pages

CUSIP No. 11777M 10 9

On June 30, 2009, Ms. Zhao entered into an option agreement with Mr. Guohong Zhao, the Issuer's Chairman and CEO and a founder of the Issuer's subsidiary, Siping City Juyuan Hanyang Plate Heat Exchanger Co. Ltd., a PRC company ("Siping Juyuan"). Pursuant to this option agreement, Mr. Zhao was granted an option to acquire all of the equity interests of Wisetop owned by Ms. Zhao (the "Interest"), for an exercise price of $3,246,160. Mr. Zhao may exercise this option, in whole but not in part, during the period commencing on the 180th day following of the date of the option agreement and ending on the second anniversary of the date thereof. Pursuant to this option agreement, Mr. Zhao shall not have any rights to dividends or distributions or any other rights of an equity holder of Wisetop with respect to the Interest until the Interest has been issued to him upon exercise of the option; provided, however, that if Wisetop makes a distribution or dividend during the term of the option, then the property so distributed or the property that is the subject of the dividend will be held in trust by Ms. Zhao in favor of Mr. Zhao during the term of the option and become part of the Interest transferable to Mr. Zhao upon exercise of the option.

June 30, 2009, Wisetop entered into separate option agreements with the other original founders of Siping Juyuan, pursuant to which such founders were granted options to purchase an aggregate of 10,240,786 shares of the Issuer's Common Stock owned by Wisetop (the "Option Shares"), at an exercise price of $0.702 per share. The founders may exercise these options during the period commencing on the 90th day following of the date of the option agreement and ending on the second anniversary of the date thereof. Pursuant to these option agreements, the founders shall not have any rights to dividends or distributions or any other rights of an equity holder of the Issuer with respect to the Option Shares until the Option Shares have been issued to the founders upon exercise of the options.

Except as set forth in this Statement and the Form 8-K, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, Ms. Zhao beneficially owns and controls the 14,800,000 shares of the Issuer's Common Stock held by Wisetop, representing 92.5% of the outstanding shares of the Issuer's Common Stock (based on 16,000,000 shares of Common Stock outstanding as of July 7, 2009). Ms. Zhao owns and controls the shares held by Wisetop because she is Wisetop's only shareholder. Ms. Zhao expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(b) Ms. Zhao has sole voting and dispositive power over the 14,800,000 shares of the Issuer's Common Stock that are directly and beneficially owned by Wisetop. Ms. Zhao does not own any other securities of the Issuer.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 5 of 7 Pages

CUSIP No. 11777M 10 9

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated June 30, 2009, among the Issuer, Megaway International Holdings Limited and Wisetop International Holdings Limited [incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on July 7, 2009].

Exhibit 2	Option Agreement, dated June 30, 2009, between Ms. Jinghua Zhao and Mr. Guohong Zhao.

Exhibit 3	Form of Option Agreement, dated June 30, 2009, between Wisetop International Holdings Limited and founders.

Exhibit 4	Joint Filing Agreement between Ms. Jinghua Zhao and Wisetop International Holdings Limited.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009

WISETOP INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Dan Li
Name: Dan Li
Title: Director

/s/ Jinghua Zhao
Jinghua Zhao

Page 7 of 7 Pages